ARNOLD & PORTER LLP

Neil M. Goodman
Neil_Goodman@aporter.com

202.942.5191
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

March 1, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose a copy of a letter submitted by EDC to the Comision Nacional de Valores ("CNV") of Venezuela on February 23, 2007 informing the CNV that The AES Corporation ("AES"), the majority shareholder of EDC, had entered into a definitive agreement with Petroleos de Venezuela, S.A. ("PDVSA") to sell AES's 82.14% interest in EDC to PDVSA. The letter further stated that the purchase will be effected pursuant to a public tender offer in accordance with the Venezuelan Capital Markets Law and applicable regulations.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5191.

Very truly yours,

Neil Goodman

Enclosures

C.A. La Electricidad de Caracas

Capital Autorizado: Bs. 598.800.000.000,oo - Capital Suscrito: Bs. 365.520.609.400,oo (Totalmente Pagado)
RIF. N° J00021243-0

Caracas, 23 de febrero de 2007

Señores:
COMISION NACIONAL DE VALORES
Presente.-

Atn. Presidente y demás
Miembros del Directorio

Estimados señores:

En cumplimiento a lo establecido en la normativa de Mercado de Capitales, me permito hacer de su conocimiento que el día de ayer, en horas de la tarde, fuimos notificados que la accionista mayoritaria de C.A. La Electricidad de Caracas, The Aes Corporation, suscribió con la empresa Petróleos de Venezuela, S.A., el acuerdo definitivo de compra por esta última de la participación accionaria de 82,14% que la citada accionista mantiene en esta empresa.

Al respecto, estimo importante destacar que dicho acuerdo contempla que la compra de las acciones se efectúe a través del mecanismo de Oferta Pública de Adquisición (OPA), de acuerdo con lo establecido en la Ley de Mercado de Capitales y en las "Normas Sobre Ofertas Públicas de Adquisición, de Intercambio y Tomas de Control de Sociedades que Hacen Oferta Pública de Acciones y Otros Derechos Sobre las Mismas".

Sin otro particular al cual hacer referencia, me suscribo a su disposición.

Atentamente,

C.A. LA ELECTRICIDAD DE CARACAS

ALICE SÁDER DE FERNÁNDEZ
Consultor Jurídico

REPUBLICA BOLIVARIANA DE VENEZUELA
CARACAS
PRESIDENCIA
Comisión Nacional de Valores
23-2-07
8:00 P

Edf. La Electricidad de Caracas, Av. Vollmer, Urb. San Bernardino, Caracas - Apartado Postal 2299, Caracas 1010-A, Telf.: 502.21.11 - Fax: (212) 502.39.66
INTERNET: http://www.edc-ven.com.ve

FORM.No. 354 (rev. 07-01)

END